FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by McNallie Money on Youtube on September 6, 2023.

Hut 8 & USBTC Merger Update | Bitcoin Stocks to Watch | Top Bitcoin News Today | Sue Ennis | Hut 8 Mining

Interviewer: Hey, guys. Welcome. Welcome back to the channel, McNallie Money, home of all things stock investment and personal finance related. Now for today's video, we've got Sue Ennis back from Hut 8 Mining. I'm excited to talk about their Q2 results and give an update on their merger with USBTC. We've got a lot to talk about in today's video. But before we do, please take a second. Hit the like button, you guys. It's a big help to myself and the channel if you're not already subscribed, McNallie Money, feel free to join. We'd love to have you as part of the community and let me know in the comments section below if you have any questions for Sue or the rest of the Hut 8 team. If you're currently holding shares and what your thoughts are on their proposed merger with US Bitcoin. Now, if that being said, let's get into today's interview. Okay, guys. So that's right. Today's video, we've got a special guest for you. Back by popular demand, Sue Ennis, who is the VP of corporate development at Hut 8 Mining. Sue, I don't even know how many times you've been on here. It's been quite a few now, but I'm loving following the story. I'm invested in Hut 8. It's my biggest position. I love what you guys are doing with the merger and I'm excited to talk about it today. So welcome back and thanks for being here.

Sue Ennis: Hey guys. Super pumped to be back again. Lots going on. I think we're on day 11 of the shareholder vote. So, yeah, let's get into it.

Interviewer: Yeah, exciting stuff going on. I've been asking Sue to get back and she's been wanting to wait for obviously the merger news and I think this will be a good update and we've got some questions from the audience here. So a lot of the questions came from you guys and I really appreciate it. So first one, you just mentioned it. Voting's open. How do shareholders who are eligible to vote actually do so?

Sue Ennis: Okay, So you can enter your voting instructions by telephone on the number that's on your voter information form. So 1 800 474 7493. You can also contact Alliance Advisors. They are our retail advisory proxy firm and their email is at Hut 8, h-u-t, the number eight, at Alliance advisors dot com or you can call them 1 888 511 2641. And you have until September 8th at 4 p.m. Eastern time to get your vote in. So please go vote. It's super important if you're a shareholder in Hut 8, you're also a co-owner in this business with us and your opinion matters.

Interviewer: So definitely and lots of lots of optionality in terms of how you can actually vote. So make sure you guys do that. You're owners of the business just like I am. Timelines is next Sue a lot of people have been asking me about timelines. I know this was originally planned to close, I think in Q2. What are we looking like if it gets approved through the vote?

Sue Ennis: Okay. So there's quite a few steps that need to still happen. So once the SEC approves our S-4, we just had another letter writing round with them and once we get approval for the merger from you guys, the shareholders, again, that that deadline to get those in is September 8th Eastern time. The transaction would then ideally receive an approval from the court and again, closing conditions still have to be in place. All of that's in your management information circular with respect to what those closing conditions are, and then the shares will then be issued because we're doing a five for one stock split merger of equals. And we'll keep you abreast of all that via press releases, via social media. And as per one of our last press releases, we currently anticipate that the transaction will be completed by September 30th. Obviously, that's, you know, there's a lot of steps in place, but that is what we announced, that we anticipate the transaction completion date.

Interviewer: So amazing. I can't imagine how excited you guys are – September 1st tomorrow. So we're in we're in the homestretch here. Now, the next question, this was actually one that I talked about with Sebastian on my channel, but you did a really good job. So when you're on a few episodes ago about explaining kind of how the share split would work and shares outstanding the merger of equals, all that stuff. And we put a visual up on the screen. And since then, obviously the price of Bitcoin has changed. You guys have a huge reserve in excess of 9000 Bitcoin, so your market cap is very dependent on the price of Bitcoin. So as a result, market cap has obviously changed. Should we still consider this a merger of equals or is it not now because the market caps are different?

Sue Ennis: Yeah. So, so this is still a merger of equals because effectively it's a 50/50 split and Hut 8, as you guys know, we had about 221 million shares outstanding. US Bitcoin Corp had a different set of or different number of shares outstanding and we needed to make sure that the shares outstanding that each company owned was approximately 50/50. And yeah, regardless of the fact that the market cap has gone up, we do it is still considered an ownership split of 50/50 from a share perspective. Remember US Bitcoin Corp also brings a tremendous power portfolio, tremendous amount of power PPAs, an energy hedging team, two different new lines of business that Hut 8 does not have. So yes we have a tremendous stack but there is a ton that these guys are bringing to the table and remember guys this isn't a dilution event. This is a consolidation event.

Interviewer: It does. Yeah. And I'm glad you brought that up again because I know there is concern about that and your explanation makes perfect sense to me. I was also able to get my hands on some July production results from USBTC. And I got to tell you, Sue, it looked really promising, like better than I had thought. So yeah, super excited for that and glad to clear up kind of the merger of equal question. So next one on the list here talks about the bear market. So in your opinion, is Hut 8 positioned if this bear market is extended? I know we're seeing a lot of optimism around the spot ETFs and the grayscale ruling and all the rest. But if for whatever reason it is prolonged, are you guys in it for the long run here?

Sue Ennis: Absolutely, without a doubt. So remember, we're not only just a self miner, mining bitcoin in a post-merger world, we also have a hosting business. We also have a robust electron arbitrage proprietary software program and a site management services business called MIO, Managed Infrastructure Operations. We also have a high performance computing business with a little over 300 enterprise customers that are using our data centers. Not even correlated at all to the crypto industry or price of Bitcoin. We're talking governments, financial institutions, health care providers, government health care providers, for example, out of British Columbia are all using those data centers. And I think again, this is what we really like about the strategy is that it's our post-merger world for Hut 8 is that it's a very dynamic business where there are multiple levers and events that can happen in the macro economy that could potentially create catalysts for growth on many different levels, for the many different pieces of this of this post-merger business.

Interviewer: Sure, Yeah. And I'm glad you brought up that the HPC or high performance computing, I know you guys said there is about 4.2 million of revenue in Q2 that was generated from that business unit without Interior Health in there. So that was really impressive to see. And I know Q2 has been out for a couple of weeks now, but that was definitely a highlight for me. Now, next question here, you kind of alluded to it honestly, but between the different business units in the stack you guys have, but what is the current competitive edge for Hut? If people are on the channel, they're looking at the different miners. Why should they put your money or their money with you guys?

Sue Ennis: Yeah. So in in a post-merger world, you know, as we've already briefly touched on, we are we have we will have a tremendous energy portfolio and megawatts under management. Over 825 megawatts under management. Your investors are super savvy and do a lot of due diligence. Have a look at any competitor in the space, 825 megawatts is an extraordinary amount of power to be managing. The deal also comes with an energy hedging team, research and development. Again, the high performance computing place.

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Interviewer: Well and the diversified revenue streams right. That's another great, great thing about all these other business units. So great color to that in context. So now this one was a personal question as well. You see, USBTC, another big exciting part of this deal is obviously there Celsius deal or transaction. So can you give us a bit of an update there? And what does that really mean for the company?

Sue Ennis: Okay. So again, there's only so much I can legally get into right now. But if you look up on the Internet. You can see that in the July presentation for its bankruptcy filing, Celsius revealed that it had more than 43,000 active Bitcoin mining rigs, which is about 4.3 exahash of equipment. And they had plans to expand to about 112,000 in of mining rigs and in mining by it was supposed to be in Q2 2023. So Celsius sorry. So you US Bitcoin Corp is part of a joint venture called Fahrenheit that bid for these bankruptcy assets of Celsius. I believe there’s a bunch of other assets in their portfolio outside of just the mining rigs. And so Fahrenheit did win the auction. And I mean, everything is still subject to approval from the bankruptcy court. But part of that win for Fahrenheit and U.S. Bitcoin Corp. in particular is US Bitcoin Corp won, a services agreement. So and that's using their managed infrastructure operating business. So they will be managing again, subject to approval by bankruptcy court, some of their mining rigs in exchange for a fee of about 15 million a year, obviously subject to bankruptcy approval and net of some costs and fees. So that’s pretty meaningful to US Bitcoin Corp’s bottom line, obviously an extra 15 million, if that gets approved, is meaningful. And again that's their managed infrastructure operations business that I talked about earlier and that's going to be management.

Interviewer: Sure. Yeah, I read about that and I think it's really important and not a lot of people are talking about it. So I wanted to make sure that we threw it in and I understand. Sue obviously you're in a tight spot here. We want all the answers you can't give them. You're going through this merger process. So, you know, we really appreciate you coming on here. I'm hopeful that in a month's time we can have you back on, hopefully the first interview and talk about this deal after it's closed and approved. But we really appreciate you come in today and thanks for shedding some light on all the exciting stuff going on at Hut 8.

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Cautionary Note Regarding Forward–Looking Information

This communication includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to the following: the expected outcomes of the Transaction, including the combined company's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions, among others.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company's energy requirements, the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction; the ability to implement the business plan for the combined company upon completion of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; and the outcome of any litigation proceedings in respect of the Company's legal dispute with Validus Power Corp.

Although the Company believes that the forward-looking statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from management's expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company's control and the effects of which can be difficult to predict: (a) the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Transaction; (e) risks related to the diversion of management's attention from the Company's ongoing business operations; and (f) other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Transaction. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on Company's website at hut8.io, under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or the combined company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.